[Letterhead of Orrick, Herrington & Sutcliffe LLP]

December 9, 2015

By Hand

Ms. Katherine W. Hsu

Office Chief, Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3628

Washington, D.C. 20549-3628

Re:	American Express Credit Account Master Trust

American Express Receivables Financing Corporation III LLC

American Express Receivables Financing Corporation IV LLC

Amendment No. 2 to Registration Statement on Form SF-3

Filed November 13, 2015

Response to SEC Comment Letter dated November 30, 2015

File Nos. 333-205964; 333-205964-01 and 333-205964-02

Dear Ms. Hsu:

On behalf of American Express Receivables Financing Corporation III LLC (“RFC III”) and American Express Receivables Financing Corporation IV (“RFC IV”), as depositors (the “Depositors”) to the American Express Credit Account Master Trust (the “Trust” or the “Issuing Entity”), this letter responds to your letter dated November 30, 2015, providing comments to Amendment No. 2 to the Registration Statement on Form SF-3 (the “Registration Statement”) submitted on November 13, 2015 by the Depositors and the Issuing Entity. The Depositors, American Express Centurion Bank (“Centurion”) and American Express Bank, FSB (“FSB”), as sponsors (the “Sponsors”), and American Express Travel Related Services Company, Inc., as servicer of the Trust, are collectively referred to herein as “American Express.”

For your convenience, each of your comments has been reproduced below, followed by our response. Enclosed with this letter is Amendment No. 3 to the Registration Statement on Form SF-3 (“Amendment No. 3”), dated December 9, 2015, marked to show all changes to the Registration Statement. All capitalized terms defined in Amendment No. 3 and used in the following responses without definition, have the meanings specified in Amendment No. 3. Unless otherwise specified, page numbers used in the responses below refer to pages in the enclosed marked copy of Amendment No. 3.

Ms. Katherine W. Hsu

December 9, 2015

The Trust Portfolio

Pool Asset Review, page 32

Comment 1:

We note your response to prior comment 2. We have forwarded your legal analysis to the Office of Credit Ratings, which is responsible for administering Exchange Act Rule 17g-10(d)(1). Please note that the Office of Credit Ratings may have further comments.

Response:

American Express very much appreciated having the opportunity to discuss this subject with the Commission’s staff yesterday and understands that, following our discussion, the Office of Credit Ratings has no further comments or questions regarding Comment 1.

The Pooling and Servicing Agreement Generally

Resolution of Repurchase Disputes, page 71

Comment 2:

We note in response to prior comment 4 you specify that fulfilled and unfulfilled demands for reassignment or repurchase are disclosed on Form ABS-15G and on the trust’s monthly distribution reports on Form 10-D. Please note that the information related to repurchase requests is presented in an aggregated manner on Form ABS-15G and thus does not require that the date of each repurchase request to be included in the table. Similarly, the information required to be reported on Form 10-D under Item 1121(c)(1) is tied to the information reported on Form ABS-15G with respect to the pool assets. Given the aggregated presentation of repurchase requests on Form ABS-15G, it is not clear how that information will provide notice to a requesting party of the status of a repurchase request. Please clarify whether the monthly distribution report will include a more detailed description of the status of repurchase requests if you intend for the distribution reports to provide notice to investors about the status of the requests.

Response:	In response to Comment 2, American Express has revised the disclosure on page 71.

Ms. Katherine W. Hsu

December 9, 2015

Exhibits

Exhibit 4.1 – Form of Third Amended and Restated Pooling and Servicing Agreement

Comment 3:

We note your revisions in response to prior comment 5. Please revise the second sentence in Section 4.09(e) to clarify that by selecting binding arbitration the requesting party shall give up the right to sue in court.

Response:

In response to Comment 3, American Express has revised Section 4.09(f) (formerly Section 4.09(e)) of the Form of Third Amended and Restated Pooling and Servicing Agreement and has filed a revised version of the same as Exhibit 4.1 to Amendment No. 3.

If you have any questions or comments concerning this response, please do not hesitate to contact me at (212) 506-5077 or my partner, Robert Moyle, at (212) 506-5189.

Sincerely,

/s/ Alan M. Knoll

Alan M. Knoll

Enclosures

cc:	Arthur C. Sandel, Securities and Exchange Commission

Hughes Bates, Securities and Exchange Commission

Laureen E. Seeger, American Express Company

Carol V. Schwartz, American Express Company

Robert B. Moyle, Orrick, Herrington & Sutcliffe LLP

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